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                               CONSENT OF EXPERTS



We hereby consent to the filing of that certain Crixas Technical Report dated April, 2003, including the identification of us as experts, under cover of Form 6-K with the Securities and Exchange Commission and the incorporation by reference of that report and information into Kinross Gold Corporation's registration statements on Form S-8, Registration Nos. 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744, and 333-13742.

Steffen Robertson and Kirsten (Canada) Inc.


By:    /s/Ken Reipas/
          Ken Reipas, P.Eng.
Title:    Principal Mining Engineer


Date:    June 25, 2004